Evans & Sutherland Computer Corporation

600 Komas Drive

Salt Lake City, Utah 84108

April 24, 2006

VIA EDGAR

Peggy Fisher, Esq.

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Evans & Sutherland Computer Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 5, 2006
File No. 001-14677

Dear Ms. Fisher:

Reference is hereby made to the letter, dated April 17, 2006 (the “Comment Letter”), of the Division of Corporation Finance of the Securities and Exchange Commission, with respect to the Preliminary Proxy Statement on Schedule 14A filed on April 5, 2006 by Evans & Sutherland Computer Corporation (the “Company”). As requested in the Comment Letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

EVANS & SUTHERLAND
COMPUTER CORPORATION

By:	/s/ James R. Oyler
James R. Oyler
President and Chief Executive Officer